SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on BM-S-9

(Rio de Janeiro, April 14, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to Bovespa written notice GAE/SAE 0882-08 and CVM written notice CVM/SEP/GEA-2/Nº 076/08, regarding the article published by Reuters news agency, on 04/14/2008, which states, among other things, that “the general director of the National Oil, Natural Gas, and Biofuel Agency – ANP, Haroldo Lima, said “unofficial” information from Petrobras has assessed that reserves at the Carioca field, in the Santos Basin, may be five times bigger than those found in the Tupi field; according to Lima, the field may hold reserves of some 33 billion barrels of oil equivalent (oil & gas),” clarifies that:

The consortium formed by Petrobras (45% - Operator), BG (30%), and Repsol YPF Brasil (25%) is still following its exploratory program for Block BM-S-9, in the Santos Basin. The Block is composed of two exploratory areas. Well 1-BRSA-491-SPS (1-SPS-50) was drilled in the largest of them, and resulted in the discovery announced on September 05 2007. On that occasion, the market was informed that more investments are required to drill new wells, the Assessment Plan for which is in its final preparation phase and is expected to be submitted to the ANP in the upcoming days.

Following the normal exploration schedule, on March 22 2008, the Company started drilling the second well, the 1-BRSA-594-SPS (1-SPS-55), which is located in the smaller area of the block, but it has yet to reach the pre-salt layer. The ongoing exploratory activities include drilling new wells, long-duration formation tests, and new geological studies to prove the range of the discovery.

More conclusive data on the discovery’s potential will only be known after the other phases involved in the assessment process have been completed, and they will be announced to the market in a timely manner.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.